

Mail Stop 3561

April 3, 2009

Mark B. Dunkerley
Chief Executive Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

> **Re:** **Hawaiian Holdings, Inc.**
> **File Number: 001-31443**
> **Form 10-K for the fiscal year ended December 31, 2007**

Dear Mr. Dunkerley:

We have completed our legal review of your Form 10-K for the fiscal year ended December 31, 2007 and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor